UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001- 39167

Molecular Data Inc.

11/F, Building 15, 2177 Shenkun Road

Minhang District, Shanghai 201106

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On September 15, 2021, Molecular Data Inc. (the “Company”) and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers: (i) 23,390,000 Common Units (the “Common Units”), each Common Unit consisting of one American Depositary Share (the “ADSs”) and one warrant to purchase one ADS with an exercise price of $0.38 per ADS (the “Purchase Warrants”) at a price of $0.38 per Common Unit, and (ii) 16,083,684 Pre-Funded Units (the “Pre-Funded Units”), each Pre-Funded Unit consisting of one Pre-Funded Warrant with an exercise price of $0.0001 per ADS, and one Purchase Warrant, at a price of $0.3799 per Pre-Funded Unit, in a registered direct offering (the “Offering”), for gross proceeds of approximately $15 million (the “Offering”) before deducting the placement agent’s fees and other estimated offering expenses.

The Purchase Warrants will be exercisable immediately upon the date of issuance and have an exercise price of $0.38 per ADS. The Purchase Warrants will expire 5 years from the date of issuance. The purchase price for each Common Unit is $0.38 and the purchase price for each Pre-Funded Unit is $0.3799. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions. In the event of a Fundamental Transaction, as described in the Warrants, holders of the Pre-funded Warrants will be entitled to receive the same kind and amount of securities, cash or property which the holders would have received had they exercised their Pre-funded Warrants immediately prior to such fundamental transaction. Subject to limited exceptions, a holder of Warrants will not have the right to exercise any portion of its Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of ADSs in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the ADSs then outstanding after giving effect to such exercise.

Under the Purchase Agreement, we will be precluded from engaging in equity or equity-linked securities offerings for a period of beginning on the closing date and continuing until six (6) months following the date of the Purchase Agreement, subject to certain exceptions set forth therein.

The Company currently intends to use the net proceeds from the Offering for working capital and capital expenditure purposes. The Offering is expected to close on September 17, 2021.

The Company also entered into a placement agency agreement dated September 15, 2021 (the “Placement Agency Agreement”) with Aegis Capital Corp., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the Offering and a non-accountable expense allowance equal to 1.0% of the gross proceeds raised in the offering.

Pursuant to the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements pursuant to which these persons have agreed that they will not, for a period of six months following the closing of the Offering, subject to certain exceptions, offer, sell or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition, whether by actual disposition or effective economic disposition due to cash settlement or otherwise) or transfer any securities of the Company owned by them as of the date of the closing of the Offering or acquired during such lock-up period.

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A copy of the Placement Agency Agreement, form of the Purchase Agreement, form of Pre-Funded Warrant, and form of Warrant are attached hereto as Exhibits 1.1, 1.2, 4.1 and 4.2, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Placement Agency Agreement, the Purchase Agreement, the Pre-Funded Warrant and the Warrant are subject to, and qualified in their entirety by, such documents.

On September 15, 2021, the Company issued a press release announcing the pricing. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The sale and offering of the Common Units and the Pre-Funded Units were effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-256451).

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
1.1	Placement Agency Agreement, dated September 15, 2021, between the Company and Aegis Capital Corp.
1.2	Form of Securities Purchase Agreement, dated September 15, 2021, between the Company and the Purchasers
4.1	Form of Pre-Funded Warrant
4.2	Form of Warrant
5.1	Opinion of Maples and Calder
5.2	Opinion of Kaufman & Canoles, P.C.
99.1	Press Release dated September 15, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Data Inc.

By	:	/s/ Steven Foo
Name	:	Steven Foo
Title	:	Chief Financial Officer

Date: September 17, 2021

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